Filed by Citigroup Inc.
pursuant to Rule 425 under the Securities Act of 1933 and
deemed filed pursuant to Rule 13e-4(c) under the Securities Exchange Act of 1934
Subject Company: Citigroup Inc.
Registration No. 333-158100

For Immediate Release
Citigroup Inc. (NYSE: C)
June 8, 2009

Citi Provides Update on Timing of Exchange Offers

Citi announced today that it expects to launch its exchange offers later this week. The offers require numerous different federal and other approvals, and press reports suggesting that federal banking agencies delayed these approvals are entirely incorrect. The Company, with the encouragement and support of all the federal banking agencies, has worked diligently to get it launched. Citi appreciates the cooperation and support it has received from the federal banking regulators in connection with the exchange offers.

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Citi, the leading global financial services company, has approximately 200 million customer accounts and does business in more than 140 countries.  Through its two operating units, Citicorp and Citi Holdings, Citi provides consumers, corporations, governments and institutions with a broad range of financial products and services, including consumer banking and credit, corporate and investment banking, securities brokerage, and wealth management.  Additional information may be found at www.citigroup.com or www.citi.com.

Contacts

Media:	Jon Diat	(212) 793-5462
	Alex Samuelson	(212) 559-2791
	Stephen Cohen	(212) 793-0181

Investors:	John Andrews	(212) 559-2718

Fixed Income Investors:	Craig Leslie	(212) 559-5091

In connection with the proposed exchange offers, Citi will file with the Securities and Exchange Commission (the “SEC”) a tender offer statement on Schedule TO and has filed with the SEC a Registration Statement on Form S-4 that contains a prospectus and related exchange offer materials. Citi will mail the prospectus to the holders of depositary shares representing its series of convertible and nonconvertible public preferred stock and E-TruPs and TruPs that may be eligible to participate in the exchange offers. Holders of depositary shares representing these series of preferred stock and E-TruPs and TruPs are urged to read the prospectus and related exchange offer materials because they contain important information. You may obtain a free copy of the prospectus and related exchange offer materials that Citi filed with the SEC at the SEC’s website at www.sec.gov. The prospectus and related exchange offer materials may also be obtained for free by accessing Citi’s website at www.citigroup.com and clicking on the link for “Investors” and then clicking on the link for “All SEC Filings” or by contacting Citigroup at the following address or telephone number: Citigroup Document Services, 540 Crosspoint Parkway, Getzville, NY 14068, or within the United States, at +1-877-936-2737 or outside the United States, at +1-716-730-8055, or by e-mailing a request to docserve@citigroup.com.